QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 4.6

INDEPENDENT CONTRACT SERVICES AGREEMENT

        This Agreement is made and entered into, as of December 3, 2001 ("Effective Date"), by and between SSP Solutions, Inc., a Delaware corporation ("Company") having a principal place of business a 17861 Cartwright Road, Irvine, California 92614 and Nefilim Associates, LLC, a Massachusetts limited liability company having a principal place of business at 13 0 Atlantic Avenue, Swampscott, Massachusetts 01907 ("Contractor").

        1.    Engagement of Services.    Company may issue Project Assignments to Contractor in the form attached to this Agreement as "bit ("Project Assignment'). Subject to the terms of this Agreement, Contractor will render the services set forth in each Project Assignment accepted by Contractor by the completion dates set forth in such Project Assignment.

        2.    Compensation; Timing.    Company will pay Contractor the fee set forth in each Project Assignment for services rendered pursuant to this Agreement. Upon termination of this Agreement for any reason, Contractor will be paid fees on the basis stated in tire Project Assignment(s) for services that have been completed. Following termination of this Agreement by the Company for any reason other than for cause, Company will continue to compensate Contractor on the basis stated in the Project Assignment(s) paragraphs 2(c) and 2(d) to the extent of Attributable Sale: and funding from Attributable Investors for a period of two (2) years; following the expiration of such two (2) year period, Company will continue to compensate Contractor on the basis stated in the Project Assignment(s) paragraphs 2(c) and 2(d) to the extent of Attributable Sales and funding from Attributable Investors for a period of three (3) years, provided that any compensation paid to Contractor in respect of Attributable Sales or funding from Attributable Investors during such three (3) year period shall be equal to fifty percent (50%) of the compensation that would have been payable to Contractor in respect of such Attributable Sales or funding from Attributable Investors if such Attributable Sales or funding from Attributable Investors had occurred within two (2) years of the termination of this Agreement; following the expiration of such three (3) year period, Company will continue to compensate Contractor on the basis stated in the Project Assignment(s) paragraphs 2(c) and 2(d)to the extent of Attributable Sales and funding from Attributable Investors, provided that gay compensation paid to Contractor in respect of Attributable Sales or funding from Attributable Investors following the expiration of such three (3) year period shall be equal to twenty-five percent (25%) of the compensation that would have been payable to Contractor in respect of such Attributable Sales or funding from Attributable Investors if such Attributable Sales or funding from Attributable Investors had occurred within two (2) years of It termination of this Agreement. Contractor shall not incur any expense in excess of $200 without the prior written approval of the president of the Company. Contractor will be reimbursed only for expenses that are incurred prior to termination of this Agreement for any reason and which are either expressly identified in a Project Assignment and that were previously authorized. Contractor will be reimbursed for such expenses no later than thirty (30) days after Company's receipt of Contractor's invoice, provided that reimbursement for expenses may be delayed until such time as Contractor has furnished such documentation for authorized expenses as Company may reasonably request and provided further that Company shall reimburse Contractor with respect to legal fees incurred by Contractor in connection with this Agreement in an amount equal to the lesser of fifty percent (50%) of such legal fees or Three Thousand Dollars ($3,000).

        3.    Independent Contractor Relationship.    Contractor's relationship with Company is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship. Contractor will not be entitled to any of the benefits that Company gray make available to its employees, including, but not limited to, group health or life insurance, profit sharing or retirement benefits. Contractor is not authorized to make any representation, contract or commitment on behalf of Company unless specifically requested or authorized in writing to do so by a Company officer. Contractor is solely responsible for, and will file, on a timely basis, all tax returns and payments required to be filed with, or made to, any federal, state or local tax authority with respect to the performance of services and receipt of fees under this Agreement. Contractor is solely responsible for, and must maintain adequate records of, expenses incurred in the course of performing services under this Agreement. No part of Contractor's compensation will be subject to withholding by Company for the payment of any social security, federal, state or any other employee payroll taxes. Company will regularly report amounts paid to Contractor by filing Form 1099-MISC with the Internal Revenue Service as required by law.

        4.    Intellectual Property Rights.

          4.1    Disclosure and Assignment of Innovations.

            (a)    Innovations; Company Innovations.    "Innovations includes processes, machines, compositions of matter, improvements, inventions (whether or not protectable under patent laws), works of authorship, information fixed in any tangible medium of expression (whether or not protectable under copyright laws), moral rights, mask works, trademarks, trade names, trade dress, trade secrets, know-how, ideas (whether or not protectable under trade secret laws), and all other subject matter protectable under patent copyright, moral right, mask work, trademark, trade secret or other laws, and includes without limitation all new or useful art, combinations, discoveries, formulae, manufacturing techniques, technical developments, discoveries, artwork, software, and designs. "Company innovations" are Innovations that Contractor, solely or jointly with others, conceives, reduces to practice, creates, derives, develops or makes within the scope of Contractor's work for Company under this Agreement.

            (b)    Disclosure and Ownership of Company Innovations.    Contractor agrees to make and maintain adequate and current records of all Company Innovations, which records shall be and remain the property of Company. Contractor agrees to promptly disclose to Company every Company Innovation. Contractor hereby does and will assign to Company or Company's designee Contractor's entire worldwide right, title and interest in and to all Company innovations and all associated records and intellectual property rights.

            (c)    Assistance.    Contractor agrees to execute upon Company's request a signed transfer of Company Innovations to Company in the form included in each Project Assignment for each of be Company Innovations, including, but not limited to, computer programs, notes, sketches, drawings and reports. Contractor agrees to assist Company in any reasonable manner to obtain, perfect and enforce, for Company's benefit, Company's rights, title and interest in any and all countries, in and to all patents, copyrights, moral rights, mask works, trade secrets, and other property rights in each of the Company Innovations. Contractor agrees to execute, when requested, for each of the Company Innovations (including derivative works, improvements, renewals, extensions, continuations, divisionals, continuations in part, or continuing patent applications thereof), (i) patent copyright, mask work or similar applications related to such Company Innovation, (ii) documentation (including without limitation, assignments) to permit Company to obtain, perfect and enforce Company's right, title and interest in and to such Company Innovation, and (iii) any other lawful documents deemed necessary by Company to carry out the purpose of this Agreement. If called upon to render assistance under this paragraph, Contractor will be entitled to a fair and reasonable fee in addition to reimbursement of authorized expenses incurred at the prior written request of Company. In the event that Company is unable for any reason to secure Contractor's signature to any document Contractor is required to execute under this Paragraph 4.1(c), Contractor hereby irrevocably designates and appoints Company and Company's duly authorized officers and agents as Contractor's agents and attorneys-in-fact to act for and in Contractor's behalf and instead of Contractor, to execute such document with the same legal force and effect as if executed by Contractor.

            (d)    Out-of-Scope Innovations.    If Contractor incorporates any Innovations relating in any way to Company's business or demonstrably anticipated research or development or business that were conceived, reduced to practice, created, derived, developed or made by Contractor either outside of the scope of Contractor's work for Company under this Agreement or prior to the Effective Date (collectively, the "Out-of-Scope Innovations") into any of the Company Innovations, Contractor hereby grants to Company or Company's designees a royalty-free, irrevocable, worldwide, fully paid-up license (with rights to sublicense through multiple tiers of sublicensees) to practice all applicable patent, copyright, moral right, mask work, trade secret and other intellectual property rights relating to any Out-of-Scope Innovations which Contractor incorporates, or permits to be incorporated, in any Company Innovations. Contractor agrees that Contractor will not incorporate, or permit to be incorporated, any Innovations conceived, reduced to practice, created, derived, developed or made by others or any Out-of-Scope Innovations into any of the Company Innovations without Company's prior written consent.

          4.2    Disclosure and Assignment of Innovations.

            (a)    Definition of Confidential Information.    "Confidential Information" as used in this Agreement shall mean any and all technical and non-technical information including patent, copyright, trade secret, and proprietary information, techniques, sketches, drawings, models, inventions, know-how, processes apparatus, equipment, algorithms, software programs, software source documents, and formulae related to the current, future and proposed products and services of Company, Company's suppliers and customers, and includes, without limitation, Company Innovations, Company Property, and Company's information concerning research, experimental work development, design details and specifications, engineering, financial information, procurement requirements, purchasing manufacturing, customer lists, business forecasts, sales and merchandising and marketing plans and information.

            (b)    Nondisclosure and Nonuse Obligations.    Except as permitted in this paragraph, Contractor shall neither use nor disclose the Confidential Information. Contractor may use the Confidential Information solely to perform Project Assignment(s) for the benefit of Company. Contractor agrees that Contractor shall treat all Confidential Information of Company with the same degree of care as Contractor accords to, Contractor's own Confidential Information, but in no case less than reasonable care. If Contractor is not an individual, Contractor agrees that Contractor shall disclose Confidential Information only to those of Contractor's employees who need to know such information, and Contractor certifies that such employee have previously agreed, either as a condition of employment or in order to obtain the Confidential Information, to be bound by terms and conditions substantially similar to those terms and conditions applicable to Contractor under this Agreement. Contractor agrees not to communicate any information t4 Company in violation of the proprietary rights of any third party. Contractor will immediately give notice to Company of any unauthorized use or disclosure of de Confidential Information. Contractor agrees to assist Company in remedying any such unauthorized use or disclosure of the Confidential Information.

            (c)    Exclusions from Nondisclosure and Nonuse Obligations.    Contractor's obligations under Paragraph 4.2(b) ("Nondisclosure and Nonuse Obligations") with respect to any portion of the Confidential Information shall not apply to any such portion which Contractor can demonstrate, (a) was in the public domain at or subsequent to the time such portion was communicated to Contractor by Company through no fault of Contractor, (b) was rightfully in Contractor's possession free of any obligation of confidence at or subsequent to the time such portion was communicated to Contractor by Company; or (c) was developed by employees of Contractor independently of and without reference to any information communicated to Contractor by Company, A disclosure of Confidential Information by Contractor, either (a) in response to a valid order by a court or other governmental body. (b) otherwise required by law, or (c) necessary to establish the rights of either party under this Agreement, shall not be considered to be a breach of this Agreement or a waiver of confidentiality for other purposes; provided, however, that Contractor shall provide prompt prior written notice thereof to Company to enable Company to seek a protective order or otherwise prevent such disclosure.

            (d)    Standstill.    Without the prior written consent of the Board of Directors of Company, until such time as any and all material non-public information contained in the information provided to Contractor pursuant to this Agreement has been disclosed publicly or until such time as such information is no longer considered material, neither Contractor nor any of its representatives or its affiliates (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended), acting alone or as part of a group, will: (a) acquire, propose, or offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any securities or direct or indirect rights to acquire any securities of Company (other than the common stock purchase options that may become issuable to Contractor under this Agreement), or (b) sell any securities of Company.

          4.3    Ownership and Return of Company Property.    All materials (including, without limitation, documents, drawings, models, apparatus, sketches, designs, lists, and all other tangible media of expression) furnished to Contractor by Company, whether delivered to Contractor by Company or made by Contractor in the performance of services under this Agreement (collectively, the "Company Property") are the sole and exclusive property of Company or Company's suppliers or customers, and Contractor hereby does and will assign to Company all rights, title and interest Contractor may have or acquire in the Company Property. Contractor agrees to keep all Company Property at Contractor's premises unless otherwise permitted in writing by Company. At Company's request and no later than five (5) days after such request, Contractor shall destroy or deliver to Company, at Company's option, (a) all Company Property, (b) all tangible media of expression in Contractor's possession or control which incorporate or in which are fixed any Confidential Information, and (e) written certification of Contractor's compliance with Contractor's obligations under this sentence.

          4.4    Observance of Company Rules.    At all times while on Company's premises, Contractor will observe Company's rules and regulations with respect to conduct, health and safety and protection of persons and property.

        5.    No Conflict of Interest.    During the term of this Agreement, Contractor will not accept work, enter into a contract, or accept an obligation, inconsistent or incompatible with Contractor's obligations, or the scope of services rendered for Company, under this Agreement. Contractor warrants that there is no other contract or duty on Contractor's part that conflicts with or is inconsistent with this Agreement. Contractor ages to indemnify Company from any and all loss or liability incurred by reason of the alleged breach by Contractor of any agreement with any third party.

        6.    Term and Termination.

          6.1    Term.    This Agreement is effective as of the Effective Date set forth above and will terminate on the second anniversary of the Effective Date, unless this Agreement is earlier terminated in accordance with Section 7, or extended by written mutual agreement between the parties.

          6.2    Survival.    The definitions contained in this Agreement and the rights and obligations contained in Paragraphs 2 ("Compensation; Timing"), 4 ("Intellectual Property Rights"), 6.2 ("Survival"), B ("Noninterference with Business"), and 9 ("General Provisions") will survive expiration or termination of this Agreement.

        7.    Termination.    Either party may terminate this Agreement, with or without cause, by giving sixty (60) days prior written notice to the other party.

        8.    Noninterference with Business.    During the term of this Agreement, and for a period of two (2) years immediately following this Agreement's expiration or termination, Contractor agrees not to interfere with the business of Company in any manner. By way of example and not of limitation, Contractor agrees not to solicit or induce any employee or independent contractor to terminate or breach an employment, contractual or other relationship with Company.

        9.    General Provisions.

          9.1    Successors and Assigns.    Contractor may not subcontract or otherwise delegate Contractor's obligations under this Agreement without Company's prior written consent. This Agreement is for the benefit of Company's successors and assigns.

          9.2    Notices.    Any notice required or permitted by this Agreement shall be in wring and shall be delivered as follows, with notice deemed given as indicated: (a) by personal delivery, when delivered personally; (b) by overnight courier, upon written verification of receipt; (e) by telecopy or facsimile transmission, upon acknowledgment of receipt of electronic transmission; or (d) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to the addressee set forth above or to such other address as either party may specify in writing.

          9.3    Governing Law.    The parties have negotiated this Agreement in State of California. This Agreement shall be governed in all respects by the laws of the United States of America and by the laws of California, as such laws are applied to agreements entered into and to be performed entirely within California between California residents, Each of the parties irrevocably consents to the exclusive personal jurisdiction of the federal and state courts located in Orange County, California, as applicable, for any matter arising out of or relating to this Agreement, except that in actions seeking to enforce any order or any judgment of such federal or state courts located in Orange County, California, such personal jurisdiction shall be nonexclusive.

          9.4    Severability.    If any provision of the Agreement is held by a court of law to be illegal, invalid or unenforceable, (i) that provision shall be doomed amended to achieve as nearly as possible the same economic effect as the original provision, and (ii) the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

          9.5    Waiver; Amendment; Modification.    No term or provision hereof will be considered waived by Company, and no breach excused by Company, unless such waiver or consent is in writing signed by Company. The waiver by Company of, or consent by Company to, a breach of any provision of this Agreement by Contractor, shall not operate or be construed as a waiver of, consent to, or excuse of any other or subsequent breach by Contractor. This Agreement may be amended or modified only by mutual agreement of authorized representatives of the parties in writing.

          9.6    Injunction Relief for Breach.    Contractor's obligations under this Agreement are of a unique character that gives them particular value; Contractor's breach of any of such obligations will result in irreparable and continuing damage to Company for which there will be no adequate remedy at law; and, in the event of such breach, Company will be entitled to injunctive relief and/or a decree for specific performance, and such other and further relief as may be proper (including monetary damages if appropriate).

          9.7    Entire Agreement.    This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The terms of this Agreement will govern all Project Assignments and services undertaken by Contractor for Company.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

"Company"		"Contractor"
SSP SOLUTIONS, INC.		NEFILIM ASSOCIATES, LLC
By:	/s/ THOMAS E. SCHIFF	By:	/s/ ALEXANDER T. TENNANT
Name:	Thomas E. Schiff	Name:	Alexander T. Tennant
Title:	CEO	Title:	Managing Partner

EXHIBIT A

PROJECT ASSIGNMENT

        Pursuant to Section 1 of the Independent Contractor Services Agreement dated as of December 3 2001 ("Agreement"),by and between SSP Solutions, Inc., a Delaware corporation ("Company"),and Nefilim Associates, LLC, a Massachusetts limited liability company ("Contractor"), Contractor agrees to render the services ("Services") set forth in this Project Assignment in consideration for payment to Contractor of the fees set forth in this Project Assignment.

        1.    Services

          (a)    Public Relations, and Marketing.    Contractor will upon the Company's request consult with Company about certain aspects of Company's public relations, and marketing. Contractor will assist Company as requested in building, recruiting, and promoting an advisory board consisting of up to fifteen experts in particular areas of interest to Company. Contractor will provide Company with updates concerning Company's public relations, and marketing as frequently as Company may reasonably request. The services to be provided pursuant to this paragraph are referred to below as "Marketing Services." Contractor acknowledges that the acceptance of public relations and marketing proposals to Company generated by Contractor Marketing Services shall be in the sole and absolute discretion of Company. Company may reject any prospective advisory board member introduced by Contractor for any reason whatsoever, whether or not reasonable.

          (b)    Product Sales and Consulting Opportunities.    Contractor will consult with Company as requested about sales of Company's products and about opportunities for Company to enter into consulting relationships. Contractor will identify, cultivate, solicit and close prospective purchasers and sellers of Company's products and prospective users of Company's consulting services. Contractor will pursue sales of Company's products to such prospective purchasers or through such prospective sellers and will pursue agreements as directed for use of Company's consulting services with such prospective users. Contractor will provide Company with updates concerning such sales and such agreements as frequently as Company may reasonably request. A list of be prospective purchasers and sellers of Company's products and prospective users of Company's consulting services identified by Contractor and accepted by the Company as of the Effective Date is attached to this Agreement as Addendum A. Contractor shall update such list at least once per month, with such updates being subject to the Company's approval and must be accepted by the Company in writing prior to any engagement by Contractor; if any such prospective purchaser or seller has not entered into any business transaction relating to Company products or Company consulting services within one (1) year of such person's addition to such list, then such prospective purchaser or seller shall automatically be eliminated from such list unless the parties otherwise agree in writing. The services to be provided pursuant to this paragraph are referred to below as "Sales Services." Contractor acknowledges that the acceptance of sales proposals to Company generated by Contractor Sales Services shall be in the sole and absolute discretion of Company. Company may reject any prospective sales proposal by Contractor for any reason whatsoever, whether or not reasonable. For the purposes of this Project Assignment, "Company products? and "Company consulting services" shall include Company affiliates.

          (c)    Company Financing.    Contractor may identify, cultivate and solicit sources of equity and debt financing for Company, and endeavor to arrange meetings between Company and such sources of financing. The services to be provided pursuant to this paragraph are referred to below as "Financing Services." Contractor makes the following representations and warranties:

              (i)  Contractor will provide Company with updates concerning sources of financing as frequently as Company may reasonably request Notwithstanding any provision contained in this Agreement to the contrary, Contractor shall not be authorized to act as agent for Company, or to offer to sell or solicit any offer to purchase any securities on behalf of

    Company, or to bind Company with respect to the issuance of Company's securities or any other transaction. The sources of equity and debt financing for Company identified by Contractor and accepted by the Company as of the Effective Date are Brad Keywell (or his associated group), William Blair & Co., L.L.C, and its principals and affiliates ("Blair"),Promethean Capital, companies and people listed in Addendum B (together "Attributable Investors"); it being understood that if any such source of financing has not provided financing to Company within one (1) year of such source's addition to such list, then such person shall automatically be eliminated from such list unless the parties otherwise agree in writing. Contractor shall not contact financing sources without first receiving written permission from the Company.

            (ii)  Contractor a duly organized Massachusetts limited liability company.

            (iii)  This Project Assignment has been duly authorized and is a valid and binding obligation of Contractor.

            (iv)  Contractor, through its officers, members, employees or agents, will only contact potential investors who are "accredited investors" for purposes of Regulation D under the Securities Act of 1933, as amended ("Regulation D"), and will assist Company in performing whatever due diligence investigation may be necessary in order to confirm such "accredited investor" status.

            (v)  Contractor shall not contact potential investors in any manner that could tie deemed a "general solicitation" or "general advertising" for purposes of Regulation D and any applicable state securities laws.

            (vi)  In connection with the services to be performed under this Agreement, Contractor shall at all times comply with applicable federal and state securities laws, rules and regulations, including, without limitation, Regulation D and Section 25102(f) of the California Corporate Securities Law of 1968.

          (vii)  Contractor shall contact the Company about the Company sending each potential investor a copy of Company's offering materials, if any ("Materials"), and will not make any representation or provide any information to any potential investor other than such Materials.

          (viii)  Contractor shall keep accurate records of all potential investors to which copies of the Materials are delivered by the Company, including name, address, telephone number and date of delivery.

            (ix)  Contractor has all federal and state licenses, registrations and other governmental Permits, if any, that may be required in order for Contractor to perform Services pursuant to the terms of this Project Assignment and has not and will not act in any manner that would result in Contractor being considered a broker, dealer or underwriter for federal or state securities law purposes.

            (x)  Contractor shall neither negotiate with potential investors nor make any recommendations to potential investors to purchase securities of Company.

            (xi)  Contractor (including any of its officers, members, employees and agents) has not, during the past ten years, (a) been convicted, indicted or investigated in connection with any past or present criminal proceeding (excluding traffic violations or other minor offenses), (b) been the subject of any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining any of them from acting as an investment advisor, underwriter, broker or dealer in securities or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conductor practice in connection with any such activity or in connection with the purchase or sale of any security, including acting as a finder or (c) been the subject of any order of a federal or state authority barring or suspending for more than sixty (60) days any of their rights to be engaged in any such activity, or to be associated with persons engaged in any such activity, which order has been reversed or suspended.

          (xii)  Other than the fees to be paid to Contractor by Company as contemplates) by this project Assignment, Contractor has not been and will not be compensated by any other person or entity, directly or indirectly, in connection with the mina Services rendered or to be rendered to Company under this Project Assignment.

          (xiii)  Contractor acknowledges that the acceptance of subscriptions to purchase securities of Company by prospective investors introduced to Company by Contractor shall be a the sole and absolute discretion of Company. Company may reject any prospective investor introduced by Contractor for any reason whatsoever, whether or not reasonable.

        2.    Fees

          (a)  Upon Effective Date of this Agreement, the Company agrees to issue Contractor a two-year fully vested non-qualified option to purchase Six Thousand two hundred fifty (6,250)shares of common stock of the Company ("Common Stock") at an exercise price equal to the last sale price of a share of Common Stock on the day immediately preceding the grant date of the option on the principal market or exchange on which the Common Stock is then traded. Unless this Agreement has been terminated, on the seven (7) subsequent quarterly anniversaries of the Effective Date, the Company agrees to issue Contractor a two-year fully-vested non-qualified option to purchase Six Thousand Two Hundred Fifty (6,250) shares of Common Stock at an exercise price equal to the last sale price of a share of Common Stock on the day immediately preceding the grant date of the option on the principal market or exchange on which the Common Stock is then traded, less ten percent (10%).

          (b)  Subject to the limitations set forth in this Section 2(b) and elsewhere in this Project Assignment and the Agreement, commencing on the first to occur of (1) the day. if any, that the Company receives immediate access to and use of unencumbered cash totaling at least Five Million Dollars ($5,000,000) in a debtor equity financing from a company listed in Addendum H, (2) the day Company or any affiliate of Company signs an agreement with the Venetian Hotel, or (3) the day Company receives each payment from customers to which Contractor has provided Sales Services and on the first day of each month thereafter, Company shall make monthly advances to Contractor in the amount of Ten Thousand Dollars($10,000), and Fifteen Thousand ($15,000) for each subsequent month (each, an "Advance" and collectively, the "Advances"). Company shall use the Advances to offset any or all amounts due or to become due to Contractor under this Agreement or under any other agreement, including without limitation the Karalekas & Noone agreement ("K&N Agreement"), entered into at any time between Company and Contractor, or between Company and third parties for which Contractor receives compensation. Notwithstanding anything to the contrary contained in this Section 2W, Company shall not be required to make, and Contractor shall not be entitled to receive, any Advance (A) if the amount of Advances that would be outstanding if such Advance were made would exceed Thirty Thousand Dollars ($30,000); or (8) if on the date such Advance would be payable, Company pays Contractor any fees due under this Project Assignment such that cumulative Advances, less (i) cumulative fees paid to Contractor directly by the Company and (ii) fees paid to Contractor b5 third parties for agreements with the Company, would exceed Thirty Thousand Dollars ($30,000).

          (c)  With regard to sales of Company's products and consulting relationships entered into by Company that are directly attributable to Sales Services provided by Contractor under this Project Assignment (Contractor hereby acknowledging that the acceptance of sales proposals generated by Contractor Sales Services shall be in the sole and absolute discretion of Company, and that the

  Company may reject any sales proposal by Contractor for any reason whatsoever, whether or not reasonable) and for which Company has collected revenues (net of freight, taxes, credits, expense reimbursements, all fees and commissions and customer discounts, if any) during a calendar quarter that have not since been refunded, and with regard to revenues, proceeds or other funds received by Company in connection with or resulting from a joint venture or other transaction with the Venetian Hotel.("Attributable Sales"), Company shall, on the first day of each subsequent calendar quarter, commencing on January 1,2002:

              (i)  for every One Million Dollars ($1,000,000) of Attributable Sales and funding received from Attributable Investors during the preceding calendar quarter, issue to Contractor a two-year fully-vested non-qualified option to purchase up to Cane Thousand (1,000) unregistered shares of common stock of the Company ("Common stock") (Company hereby agreeing to use reasonable efforts to cause such shares to be registered when other similar shares of Company's stock are next registered) at an exercise price equal to ninety percent (90%) of the twenty-day average of the closing prices of a share of Common Stock for the twenty-day period ending on the day immediately preceding the grant date of the option on the principal market or exchange on which the Common Stank is then traded; and

            (ii)  pay to Contractor one percent (1%) of the gross amount of Attributable Sales for the preceding calendar quarter;

  provided, however, that Contractor acknowledges and agrees that Attributable Sales shall exclude sales attributable to the K&N Agreement after February 28, 2002; and provided further, that Contractor shall in no event be entitled to receive pursuant to this Project Assignment options to purchase in excess of an aggregate of One Million ($1,000,000) shares of Common Stock.

          (d)  With regard to funds, if any, received by Company from Attributable Investor, Company shall pay to Contractor within five (5) business days after Company receives cleared funds representing the investment made by the Attributable Investor:

              (i)  in the case of an equity financing, a fee equal to six percent (6%) of the amount of gross, unencumbered proceeds received by the Company at the closing of such equity financing; and

            (ii)  in the case of a debt financing, a fee equal to two percent (2%) of the amount of gross, unencumbered proceeds received by the Company at the closing of such debt financing.

  provided, however, that the fees to be payable to Contractor under this Section 2(d) shall be reduced by (A) the amount of any outstanding Advances and (B) the amount of any and all fees paid or payable by Company for Financing Services or similar services provided by others in connection with such equity or debt financing. For purposes of this Section 2(d), an "Attributable Investor" is an investor who provides equity or debt financing to Company where: (C) Contractor made the initial contact with such investor, (D) Company had no previous contact with such investor, (E) Contractor had at least one face-to-face or telephonic meeting with such investor at which Company and the Materials, if any, were discussed, and (F) Contractor assisted Company in its discussions with such investor (unless Contractor was specifically required by Company not to do so), including at a minimum a face to face or telephone call with the Company. Contractor acknowledges and agrees that no cash fee shall be due from the Company for any financing from Blair. Contractor shall look solely to Blair for compensation on a transactions) with Blair. Them shall be no additional Attributable Investors unless agreed to by the Company in writing and in advance of any contact with a proposed financing source.

        IN WITNESS WHEREOF, the parties have executed this Project Assignment as of December 3, 2001.

"Company"		"Contractor"
SSP SOLUTIONS, INC.		NEFILIM ASSOCIATES, LLC
By:	/s/ THOMAS E. SCHIFF	By:	/s/ ALEXANDER T. TENNANT
Name:	Thomas E. Schiff	Name:	Alexander T. Tennant
Title:	CFO	Title:	Managing Partner

ADDENDUM A

PROSPECTIVE PURCHASERS AND SELLERS OF COMPANY'S PRODUCTS AND
PROSPECTIVE USERS OF COMPANY'S CONSULTING SERVICES

1.	Sheldon Adelson (Venetian Interactive Online Gaming)
2.	John Barranco (MEC)
3.	Louis Hernandez (Open Solution, Inc.)
4.	Alan Factor (Agency.com)
5.	Richard Gephart
6.	Barry Schuler
7.	Gina ?? (Computer Plus)
8.	Gerry Harrington
9.	Bob Miller
10.	John Warden
11.	Rina Culter

ADDENDUM B

SOURCES OF EQUITY AND DEBT FINANCING FOR COMPANY

1.	Brad Keywell
2.	William Blair, LLC and Richard Kiphart
3.	Promethean Capital
4.	Carl Cordova & Mike Depalo
5.	Jack Lyons
6.	Steve Rosner
7.	Bill Weld
8.	Gordon Hook
9.	Charles Haydock
Read and accepted as Attributable Investors

Name:
Title:
Date:

ASSIGNMENT OF COMPANY INNOVATIONS

        For good and valuable consideration which has been received, the undersigned sells, assigns and transfers to SSP Solutions, Inc., a Delaware corporation ("Company"), and Company's successors and assigns, and Company accepts such sale, assignment and transfer of, all rights, title and interest of Nefilim Associates, LLC, a Massachusetts limited liability company ("Contractor"), vested and contingent, in and to the Company Innovations, and all associated intellectual property rights (including, without limitation, patent, copyright, moral right, mask-work, and trade secret rights), which were conceived, reduced to practice, created, derived, development or made during the course of the services performed under a particular Project Assignment. Such Company Innovations are more particularly identified in Schedule 1 hereto.

        Executed this 9th day of February, 2002.

SSP SOLUTIONS, INC.		NEFILIM ASSOCIATES, LLC
By:	/s/ THOMAS E. SCHIFF	By:	/s/ ALEXANDER T. TENNANT

SCHEDULE 1

ASSIGNMENT OF COMPANY INNOVATIONS

QuickLinks

  EXHIBIT 4.6
INDEPENDENT CONTRACT SERVICES AGREEMENT
EXHIBIT A PROJECT ASSIGNMENT
ADDENDUM A
ADDENDUM B
SCHEDULE 1 ASSIGNMENT OF COMPANY INNOVATIONS